SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2004	Commission File Number: 001-14460

Agrium Inc.

(Name of registrant)

13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
EXHIBIT INDEX
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

Date: March 8, 2004	By:	/s/ GARY J. DANIEL Name: Gary J. Daniel Title: Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 04-002 dated March 8, 2004

NEWS For Immediate Release	04-002 Date: March 8, 2004 Contact: Investor/Media Relations: Richard Downey Phone (403) 225-7357 Fax (403) 225-7609

Agrium finalizes agreement to acquire Astaris assets at Conda, Idaho	E-mail: investor@agrium.com WWW: http://www.agrium.com

CALGARY, Alberta – Agrium Inc. (TSX and NYSE: AGU) – Agrium Inc. announced today that its wholly owned subsidiary, Nu-West Industries Inc. (“Nu-West”), has finalized an agreement with Astaris Production LLC (“Astaris”) to immediately acquire ownership of certain Astaris assets at Nu-West’s Conda, Idaho phosphate operation. This agreement was negotiated as part of Astaris’s decision to cease production of purified phosphoric acid at the Conda facility in October of 2003. As part of the agreement, Nu-West will acquire Astaris’s equipment at the Conda site, along with various mining assets and phosphate rock reserves in Southeast Idaho, which will be utilized to increase phosphate fertilizer production and extend the life of our phosphate rock reserves.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash, as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.